ENGILITY HOLDINGS, INC.

3750 Centerview Drive

Chantilly, Virginia 20151

(703) 748-1400

June 29, 2012

VIA COURIER AND EDGAR

Re:	Engility Holdings, Inc.
Registration Statement on Form 10-12B
File No. 001-35487

Ms. Sherry Haywood, Esq.

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mailstop 7010

Washington, D.C. 20549

Dear Ms. Haywood:

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, Engility Holdings, Inc. (the “Company”) hereby respectfully requests that the effective date of its Registration Statement on Form 10-12B (File No. 001-35487) be accelerated by the Securities and Exchange Commission (the “Commission”) to 10:00 a.m., New York City time, on July 2, 2012, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•

should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform Vince Pagano at 212-455-3125 or Arjun Koshal at 212-455-3379 of Simpson Thacher & Bartlett LLP, with written confirmation sent to the address listed on the cover of the Registration Statement.

Sincerely,

Engility Holdings, Inc.

By:	/s/ Thomas O. Miiller
Name: Thomas O. Miiller
Title: Senior Vice President, General Counsel and Corporate Secretary

cc:   Securities and Exchange Commission

Jay Ingram

Patricia Armelin

Anne McConnell

Simpson Thacher & Bartlett LLP

Vincent Pagano Jr.

Arjun Koshal